Sichenzia Ross Friedman Ference LLP

1065 Avenue of the Americas   New York NY 10018

Tel 212 930 9700 Fax 212 930 9725   www.srff.com

December 22, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mr. H. Roger Schwall

          Ms. Mellissa Campbell Duru

Re:

Unico, Inc.

Definitive Proxy Statement

File No. 814-00669

Ladies and Gentlemen:

This firm represents Unico, Inc. (the “Company”) in the above-referenced matters.  We hereby confirm on behalf of the Company, that:

The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ THOMAS A. ROSE

Thomas A. Rose

cc:  Mr. Mark Lopez